# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Krane Shares Trust, CIK 0001547576
CUSIP: 500767652
Title of class of securities: KraneShares Mount Lucas Managed Futures Index Strategy ETF
Address of issuer's principal executive offices: 280 PARK AVENUE, 32ND FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 07/20/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000716851

## Reporting persons
- MONEY CONCEPTS CAPITAL CORP: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 0; sole dispositive power 1,137,592; shared dispositive power 0; aggregate amount beneficially owned 1,137,592 (6.45% of the class)

## Item 1. Issuer
Name of issuer: Krane Shares Trust
Address of issuer's principal executive offices:
280 PARK AVENUE, 32ND FLOOR, NEW YORK, NEW YORK
10017

## Item 2. Person Filing
Name of person filing: MONEY CONCEPTS CAPITAL CORP
Address of principal business office or, if none, residence:
11440 NORTH JOG ROAD
PALM BEACH GARDENS, Florida
33418-3764
Citizenship: MONEY CONCEPTS CAPITAL CORP - FLORIDA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,137,592
Percent of class: 6.45
Sole power to vote or to direct the vote: MONEY CONCEPTS CAPITAL CORP - 0
Shared power to vote or to direct the vote: MONEY CONCEPTS CAPITAL CORP - 0
Sole power to dispose or to direct the disposition: MONEY CONCEPTS CAPITAL CORP - 1,137,592
Shared power to dispose or to direct the disposition: MONEY CONCEPTS CAPITAL CORP - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MONEY CONCEPTS CAPITAL CORP: /s/ Mary Therese Walsh, Mary Therese Walsh CCO (11/13/2026)